Exhibit 1.02

Conflict Minerals Report of American Power Group Corporation
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934
This is the Conflict Minerals Report of American Power Group Corporation (“APGC”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended. Please refer to Rule 13p-1, Form SD and Securities and Exchange Commission Release No. 34-67716 for definitions to the terms used in this Report without definitions.
In accordance with Rule 13p-1, APGC undertook due diligence to determine the status of the conflict minerals necessary for the assembly of its dual fuel conversion solutions. APGC has determined that its products manufactured during calendar 2013contained conflict minerals, as the term is defined by Rule 13p-1, due to the presence of such minerals in parts obtained from contract manufacturers or suppliers of component parts that we use in the assembly of our dual fuel products. APGC is an integrator and assembler of purchased parts, not a vertically integrated manufacturer, and is therefore several layers removed from the actual mining of conflict minerals. APGC does not purchase raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or any of the adjoining countries (the “Covered Countries”).
This Report has not been subject to an independent private sector audit, as permitted by Rule 13p-1, which provides that no such audit is required if a registrant’s products are “DRC conflict undeterminable” in 2013 and 2014.
APGC’s due diligence process included:

•	A review of the bill of materials of its products to identify the component parts which were likely to contain conflict minerals.

•	The compilation by its purchasing group of a list of manufacturers that provided the component parts which were likely to contain conflict minerals.

•	A supply-chain survey and/or inquiries of direct suppliers of materials containing or potentially containing conflict minerals.

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A review of publicly available information on suppliers’ websites regarding their corporate policies on conflict materials and steps or actions that have been or are being taken by the respective suppliers to address the use of conflict materials in the production of their products.

As a result of the due diligence measures described above, APGC has determined that the assembly services for certain components are DRC conflict undeterminable. APGC makes this determination due to a lack of information from its suppliers of certain integrated circuits to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycled or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.
In the next compliance period, APGC intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups. The steps will include, among others:

•	Augmenting its conflict minerals management systems, identifying and assessing risks in its supply chain and implementing a strategy to respond to the risks identified;

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As APGC enters into new contracts or renews existing contracts with suppliers, seeking verification from them that they will not sell APGC products that contain conflict minerals from the Covered Countries; and

•	Enhancing our communications with our suppliers on the subject of conflict minerals.